Exhibit (a)(5)(E)

Ronex Holdings announces the results of its Partial Tender Offer for Retalix Shares

Tel Aviv, Israel, February 25, 2009 – Ronex Holdings, Limited Partnership (“Ronex”), an Israeli limited partnership wholly-owned by the FIMI private equity funds, announced today the final results of its cash tender offer to purchase up to 2,038,977 ordinary shares of Retalix Ltd. (Nasdaq: RTLX), or approximately 10% of the outstanding shares, for $6.00 per share. The offer expired on Tuesday February 24, 2009 at 10:00 a.m. New York time, or 5:00 p.m., Israel Time.

As of the expiration date of the offer, based on the final results provided by American Stock Transfer & Trust Company, the U.S depositary of the offer, and by Clal Finance Batucha Investment Management Ltd., the Israeli depositary of the offer, 34,082 Retalix shares, or approximately 0.2% of the outstanding Retalix shares, had been validly tendered and not withdrawn. The offer included a condition that Retalix shares representing at least 5.0% of the outstanding Retalix shares be validly tendered and not withdrawn. The minimum condition of the offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Retalix. Ronex undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Ronex Holdings, Limited Partnership: Ronex Holdings, Limited Partnership, is an Israeli limited partnership formed in 2008 for the sole purpose of acquiring shares in Retalix. Its limited partners are FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership and FIMI Opportunity IV, L.P. which are limited partnerships that are part of a group of private equity funds known as the FIMI Funds. The FIMI Funds invest in companies that are predominantly located in Israel or that have significant ties or relations to Israel.

Ronex Holdings Contact:
Address: Rubinstein House, 37 Menachem Begin Rd., Tel-Aviv 67137, Israel
Tel: +972-3-565-2244
E-mail: fimi@fimi.co.il